MINUTES OF A SPECIAL MEETING OF
THE BOARD OF DIRECTORS OF
SONASOFT, CORP.,
A CALIFORNIA CORPORATION

TAKEN BY UNANIMOUS WRITTEN CONSENT

    The following action is taken by the Board of Directors of SONASOFT, CORP., a California corporation ("Sonasoft") by unanimous written consent taken without a meeting pursuant to Section 307(b) of the California Corporations Code.

1. Authority to Act

    Dr. Romesh Japra, Andy Khanna, Garrett Rajkovich, and W. Patrick Kelley, Sr. are directors, and are all of the directors, of Sonasoft which allows for the following action by unanimous written consent.

2. Offsets Authorized

WHEREAS, certain officers and/or directors of the Corporation have loans outstanding for the purchase of stock. Such individuals also are owed money from the Corporation for services as independent contractors and/or employees. Now therefore,

IT IS RESOLVED, that, at the request and authorization of the officer or director with such loan, that the Corporation is authorized to pay such loan by applying an offset against amounts owed by the Corporation to such individual.

RESOLVED FURTHER, that such offsets shall be reflected by making appropriate adjustments to the books and records of the Corporation.

Minutes (Offsets) - Unanimous Written Consent

3. Execution

    EXECUTED AND AGREED TO by the undersigned directors of Sonasoft, who are all of the directors of Sonasoft.

Date: , 2008
Romesh K. Japra, M.D., Director & Chairman

/s/ Andy Khanna	Date: 9/25, 2008
Andy Khanna, Director

/s/ Garrett Rajkovich	Date: 9-25, 2008
Garrett Rajkovich, Director

/s/ W. Patrick Kelley, Sr.	Date: 9/25, 2008
W. Patrick Kelley, Sr., Director

Minutes (Offsets) - Unanimous Written Consent